EXHIBIT 99.1

Canagold Files Feasibility Study Report for the New Polaris Project

Vancouver, B.C. –September 3, 2025 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) is pleased to announce that it has filed the Technical Report (the “Report”) for the Feasibility Study for its 100% owned New Polaris gold-antimony project (“New Polaris” or the “Project”) located in northwest British Columbia, Canada.

The Report, titled “New Polaris Project, NI 43-101 Technical Repot & Feasibility Study” is compliant with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The key highlights from the Report were initially announced by press release on July 21, 2025, and are summarized below.

A copy of the full Report has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and is also available on Canagold’s website.

Feasibility Study Highlights

•	After-tax net present value (“NPV”) of $425 million generating an after-tax internal rate of return (“IRR”) of 30.9%, with a project payback of pre-production capital expenditures (“CAPEX”) of 2.4 years, assuming a discount rate of 5.0% and a US$2500 base case Gold Price per ounce (“Gold Price”).

•	After-tax NPV of $793 million generating an after-tax IRR of 47.3%, with a project payback of pre-production CAPEX of 1.7 years, assuming a discount rate of 5.0% and a US$3300 spot Gold Price

•	Life of mine (“LOM”) after-tax free cash flow of $649 million at a US$2,500 base case Gold Price

•	LOM after-tax free cash flow of $1.1 billion at a US$3,300 Spot Gold Price.

•	Estimated pre-production capital expenditures CAPEX of $250 million,

•	LOM all-in sustaining cost (“AISC”) per payable gold US$1247/oz.

•	High-grade underground mine averaging a LOM diluted grade of 9.94 g/t gold containing 904,000 ounces of Gold

•	LOM mill recovered gold production of 805,589 ounces

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Garry Biles, P.Eng, President & COO is the Qualified Person for the Company and has prepared, validated, and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting activities on its projects.

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About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, and a solid ownership structure, the Company is poised to unlock substantial value for its shareholders.

“Catalin Kilofliski”

__________________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com, 604-685-9700

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC,; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, , throughput, ore processing; statements regarding anticipated future plans, development, construction, permitting and other activities or achievements of Canagold; and including, without limitation: planned gold production; the results and estimates in the FS, including the project life, average annual gold production, total gold production, processing rate, capital cost, net present value, after-tax net cash flow and payback; and the potential to develop the New Polaris Project as an underground gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond Canagold's control, including risks associated with or related to: the volatility of metal prices and Canagold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in Canagold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the availability of financing; financing and debt activities, including potential restrictions imposed on Canagold's operations in Canada; community support for Canagold's operations

Canagold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to Canagold's ability to carry on current and future operations, the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the availability and cost of inputs; the price and market for gold and antimony; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits from government and First Nations; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Canagold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. Canagold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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